EXHIBITS

Exhibit Number		Page
Copy of the press release.

Exhibit 1

January 2, 2018

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention:  Mr. Jose Valeriano B. Zuño III

OIC - Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

January 2, 2018

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,718 As of November 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 2, 2018

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 816-8553

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT pressrelease

PLDT, Smart partner with Huawei

to transform wireless services delivery

MANILA, Philippines, January 2, 2018 — Leading Philippine telecom and digital services provider PLDT (PSE: TEL) (NYSE: PHI) and its mobile unit Smart Communications announced today a USD28.5 million partnership with global information and communications technology leader Huawei to transform the Group's wireless service delivery platforms.

This project is part of PLDT Group's massive capital expenditure program for the continuing overhaul of its fixed and wireless networks infrastructure and its information technology systems which is expected to exceed P50 billion in 2018.

"This partnership will enable PLDT Group's wireless services under the brands PLDT, Smart, Sun and TNT to become much more agile, efficient and resilient in developing and delivering a growing array of digital services,” said PLDT Chairman and CEO Manuel V. Pangilinan.

“Under the 15-month agreement, Huawei will improve Smart’s online charging platforms and electronic loading for prepaid subscribers,” added Ray C. Espinosa, PLDT Group Chief Corporate Services Officer.

“This involves consolidating similar applications for different brands under one system and streamlining business processes through a unified platform and simplified processes,” he said.

As a result, PLDT, Smart, Sun and TNT will be able to offer more personalized offers and rewards for their customers.

PLDT’s wireless services will also be able to offer bundled services more quickly and efficiently.  All these will significantly improve Customer Experience.

“Through this partnership, our customers will have quick and ready access to the services that they value and enjoy,” said PLDT Group Chief Business Transformation

Officer Victorico P. Vargas. "This is part of our broader effort to overhaul our IT systems so that we can leapfrog our ability to deliver best-in-class wireless services."

“By leveraging deep understanding of PLDT and our worldwide experience, Huawei proposed our industry leading OCS and eLoad Solutions to accelerate PLDT’s evolution in the Digital Market through this Transformation Program. Huawei is confident we can successfully deliver this critical program in a timely way together with PLDT,” said Mr. Wilson Zang, President of Huawei Revenue Management product line.

Huawei Revenue Management Software Solutions, including OCS and eLoad, enable the services of more than 1.7 billion subscribers at over 190 CSPs, across 107 countries. Huawei is enabling the digital transformation of Communications Service Providers and on the evolution of Revenue Management towards the Monetization Platforms of the future.

XXX

For further information, please contact:

Anabelle L. Chua                    Melissa V. Vergel de Dios                  Ramon R. Isberto

Tel No: 816-8213                     Tel No: 816-8024                                  Tel No: 511-3101

Fax No: 844-9099                   Fax No: 810-7138                                 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

About Huawei

Huawei is a leading global information and communications technology (ICT) solutions provider. Driven by commitment to sound operations, on-going innovations, and open collaboration, we have established a competitive ICT portfolio of end-to-end solutions in telecom and enterprise networks, devices, and cloud technology and services. Our ICT solutions, products and services are used in more than 170 countries and regions, serving over one third of the world’s population. With 180,000 employees, Huawei is committed to enabling the future information society and building a Better Connected World.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By:/s/Florentino D. Mabasa, Jr. Name:Florentino D. Mabasa, Jr. Title:First Vice President and Asst. Corporate Secretary

Date:  January 2, 2018